UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.             )

Highlander Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

Mr. Corey deDelley
440 2nd Avenue

Kamloops, B.C. V2C3L2, Canada
Tel: (403) 863-9341

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 17, 2007

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
			COREY DEDELLEY
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	PF

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	1,390,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	1,390,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,390,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Highlander Acquisition Corp., a Delaware corporation (the “Company” or “Issuer”), 440 2nd Avenue, Kamloops, B.C. V2C3L2, Canada.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Corey deDelley (the "Reporting Person").

Mr. deDelley purchased all of the Company's Common Stock as of April 17, 2007, pursuant to a Share Purchase Agreement dated as of March 26, 2007 between Corey deDelley and William Tay.

Mr. deDelley business address is at 440 2nd Avenue, Kamloops, B.C. V2C3L2, Canada.

For the past five years, Mr. deDelley has been in the electrical and brewing industry.  As a quality assurance representative for BC Hydro, Corey deDelley worked with agents to insure the highest level of customer service and to increase their knowledge of the electrical industry. After three years with BC Hydro, in various capacities, Corey deDelley left BC Hydro to pursue a career in the brewing industry. Mr. deDelley’s first foray into the brewing industry was in the employ of Big Rock Brewery, Canada's largest microbrewery, where he honed his skills as a Territory Manager in the interior of BC. After a buyout by the Northam Brewery Group of BC, Mr. deDelley became the Interior Sales Manager for Northam Brewery Group.

Mr. deDelley has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement (the “Agreement”), on April 17, 2007 (the Closing date, as defined in the Agreement), Mr. deDelley purchased for a price of US$49,000 in cash, 1,390,000 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company.

ITEM 4.      PURPOSE OF TRANSACTION.

Mr. deDelley acquired his interest in the Company pursuant to a transaction whereby he would become an officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. deDelley may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Mr. deDelley may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Mr. deDelley may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Mr. deDelley has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Mr. deDelley may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. deDelley beneficially owns 1,390,000 shares of the Company's Common Stock, representing a 100% interest in the shares of Common Stock currently issued and outstanding.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Mr. deDelley has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated March 26, 2007, between Corey deDelley and William Tay, is incorporated herein by reference to Highlander Acquisition Corp. 8-K report filed (as Exhibit 10.1) on April 20, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2007

/S/ COREY DEDELLEY

_______________________________

By: Corey deDelley